February 21, 2012

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance (Mail Stop 3561)

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Hormel Foods Corporation
Form 10-K for the year ended October 30, 2011
Filed December 21, 2011
File No. 001-02402

Dear Ms. Cvrkel,

This letter contains the responses of Hormel Foods Corporation, a Delaware corporation (the Company), to your letter dated February 13, 2012, (the SEC letter).  We have incorporated your numbered comment from the SEC letter below, and our corresponding response follows.

Annual Report on Form 10-K for the fiscal year ended October 30, 2011

Note I.  Pensions and Other Post-Retirement Benefits, page 45

Comment

1.             We note from your disclosure that during fiscal 2011 several changes were enacted that affected your defined benefit pension plans at the measurement date.  Please tell us the individual impact each of plan amendment had on your benefit obligation which resulted in a decrease of $(51.3) million to your benefit obligation.  As part of your response, please tell us how each plan amendment was accounted for within your financial statements and how you considered the guidance in ASC 715-60-35 and 715-30-35 in determining the appropriate accounting treatment.  We may have further comment upon receipt of your response.

Response

1.             The Company amended three defined benefit pension plans, as described below, decreasing its projected benefit obligations by $51.3 million for the year ended October 30, 2011.

Hormel Foods Corporation Pension Plan (2011 Restatement)

The plan was amended, effective October 31, 2011, changing the pension formula, effective January 1, 2017.  This amended pension formula remains a defined benefit formula; the accrued benefit credit is based on age and years of service.  The amendment also defines the benefit as a lump sum.  The amendment decreased the projected benefit obligation by $48.9 million.  The amendment affected the Company’s Consolidated Statements of Financial Position by increasing pension assets by $48.9 million and decreasing accumulated other comprehensive loss by $30.3 million, net of $18.6 million of deferred taxes.  The amendment affected the Company’s Consolidated Statements of Changes in Shareholders’ Investment by decreasing comprehensive income by $30.3 million, net of deferred tax.  The amendment had no effect on the Company’s Consolidated Statements of Operations and the Consolidated Statements of Cash Flows.

Hormel Foods Corporation Hourly Employees Pension Plan (1998 Restatement)

As a result of labor negotiations which were finalized September 9, 2011, the plan was amended effective January 1, 2012, increasing the projected benefit obligation by $6.2 million. The amendment affected the Company’s Consolidated Statements of Financial Position by decreasing pension assets by $6.2 million and increasing accumulated other comprehensive loss by $3.9 million, net of $2.3 million of deferred taxes.  The amendment affected the Company’s Consolidated Statements of Changes in Shareholders’ Investment by increasing comprehensive income by $3.9 million, net of deferred tax.  The amendment had no effect on the Company’s Consolidated Statements of Operations and the Consolidated Statements of Cash Flows.

Hormel Supplemental Executive Retirement Plan (2007 Restatement)

This plan was amended, effective October 31, 2011.  The amended defined benefit formula provisions ensure the plan continues to work in tandem with the amended and restated Hormel Foods Corporation Pension Plan discussed above.  This amendment decreased the projected benefit obligation by $8.6 million. The amendment affected the Company’s Consolidated Statements of Financial Position by decreasing the pension and post-retirement benefits liability by $8.6 million and decreasing accumulated other comprehensive loss by $5.4 million, net of $3.2 million of deferred taxes. The amendment affected the Company’s Consolidated Statements of Changes in Shareholders’ Investment by decreasing comprehensive income by $5.4 million, net of deferred tax.  The amendment had no effect on the Company’s Consolidated Statements of Operations and the Consolidated Statements of Cash Flows.  This amendment was previously disclosed in Form 8-K filed on November 28, 2011.

In total, these amendments were recorded through the Company’s financial statements for the year ended October 30, 2011, as follows:

•                  Consolidated Statements of Financial Position: a $42.7 million increase included in pension assets, an $8.6 million decrease included in pension and post-retirement benefits liabilities, and a decrease totaling $31.8 million, net of $19.5 million of deferred taxes, included in accumulated other comprehensive loss.

•                  Consolidated Statements of Operations: no effect

•                  Consolidated Statements of Changes in Shareholders’ Investment: a total decrease in pension and other benefits of $31.8 million, net of $19.5 million of deferred taxes, included in comprehensive income.

•                  Consolidated Statements of Cash Flows: no effect

The Company believes that all amendments were properly accounted for, in accordance with ASC 715-30-35, as prior service (credit) or costs, all have expected future economic benefits, and all will be amortized in future periods.  As defined by ASC 715-30-20, none of the amendments resulted in reducing the expected years of future service or eliminating benefit accruals, either now or in the future.  Accordingly, no curtailment events resulted from these amendments.  The guidance in ASC 715-60-35 for other post-retirement defined benefit plans was determined not applicable to your comment, as all three amendments comprising the $51.3 million reduction in benefit obligation related to defined benefit pension plans.

The following is a reconciliation of Note B “Accumulated Other Comprehensive Loss” (page 42), for the column “Pension & Other Benefits,” and for the lines “Unrecognized gains (losses)” and “Tax effect” for the year ending October 30, 2011.  Included in the Unrecognized gains (losses) total of $(15.1) million are:  total defined benefit pension plan amendments of $51.3 million, a post-retirement amendment of $2.1 million, and $(68.5) million in actuarial losses.  Included in the Tax effect total of $(2.2) million are:  $(19.5) million for the defined benefit pension plan amendments, $(0.8) million for the post-retirement amendment, and $25.8 million for actuarial losses; also included is $(7.7) million for the Reclassification into net earnings of $20.4 million.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (SEC);

•                  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at (507) 437-5611 (telephone) or (507) 434-6981 (facsimile).  Thank you.

Sincerely,

/s/ Jody H. Feragen
Jody H. Feragen

cc:	Effie Simpson,
Securities and Exchange Commission
Jean Yu,
Securities and Exchange Commission
Donnie Field,
Securities and Exchange Commission
Julie Rizzo,
Securities and Exchange Commission
Jeffrey M. Ettinger,
Chairman of the Board, President & Chief Executive Officer, Hormel Foods Corporation
James N. Sheehan,
Vice President & Controller, Hormel Foods Corporation
Brian D. Johnson,
Vice President & Corporate Secretary, Hormel Foods Corporation